                           IMPCO TECHNOLOGIES, INC.
                              16804 Gridley Place
                              Cerritos, CA 90703


                              September 20, 2001




VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     Re:  IMPCO Technologies, Inc.
          Registration Statement on Form S-3 (File No. 333-63726)
          Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), IMPCO Technologies, Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-63726) (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on June 25, 2001.

     In light of current market conditions, the Registrant has determined not to proceed at this time with the public offering contemplated by the Registration Statement. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement, and all activity regarding the proposed public offering has been discontinued. The Registrant hereby informs the Staff that it may undertake a subsequent private offering in reliance on the safe harbor set forth in Rule 155(c) promulgated under the Act.

     Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for future use.

Securities and Exchange Commission
Page Two

     Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Registrant's facsimile number is (562) 924-8069. If you have any questions regarding this application for withdrawal, please contact Craig S. Mordock of Morrison & Foerster LLP, legal counsel to the Registrant, at (949) 251-7500.

                              Sincerely,

                              IMPCO TECHNOLOGIES, INC.


                              By:  /s/ W. Brian Olson
                                 ----------------------------
                                 W. Brian Olson
                                 Chief Financial Officer